SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

1.	Press release of April 22, 2004
2.	Press release of May 3, 2004
3.	Press release of May 13, 2004
4.	Press release of June 11, 2004

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces AGM date

Athens, Greece – April 22, 2004 – Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC) today announces that the Annual General Meeting of its shareholders will be held in Athens, Greece on June 11, 2004.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Company Contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: (+30) 210 618 3100 e-mail: investor.relations@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: (+30) 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact: Financial Dynamics Brian Maddox Lindsay Hatton	Tel: (+1) 212 850 5600 e-mail: bmaddox@fdmw.com e-mail: lhatton@fd-us.com,

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A
Invitation of the Shareholders
to an Annual General Meeting

Athens – Greece – 3 May 2004 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today the invitation of the shareholders to an Annual General Meeting.

By decision of the Board of Directors of the Company, which was taken on 30 April 2004, (meeting number 647) and according to the provisions of Law 2190/1920 ‘regarding Societes Anonymes’ and to the provisions of article 17 of the Articles of Association of Coca-Cola Hellenic Bottling Company S.A., the shareholders of the societe anonyme under the tradename “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” (the “Company”) are invited to an Annual General Meeting, which will be convened at the “VILLAGE CENTER” cinema, room 8, 3 Fragoklissias Str, Maroussi, Athens, Greece, on Friday 11 June 2004, at 12:00 p.m. (Athens time), with the following items on the Agenda:

1.               Submission of the Management Report of the Board of Directors and of the Audit Certificate of the Company’s Chartered Auditor – Accountant on the Company’s Financial Statements and activities for the fiscal year ended 31.12.2003.

2.               Submission and approval of the Company’s annual Financial Statements for the fiscal year ended 31.12.2003 (Balance Sheet, Profit and Loss Account Statement, Table of Distribution of Earnings, Schedule) and of the consolidated Financial Statements.

3.               Release of the members of the Board of Directors and of the Auditors of the Company from any liability for their activity during the fiscal year ended 31.12.2003.

4.               Approval of the remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and their services to the Company for the fiscal year 2003 and pre-approval of remuneration for the fiscal year 2004.

5.               Election of Certified Auditors for the fiscal year 2004 (1.1.2004 – 31.12.2004) and determination of their fees.

6.               Approval of distribution of Profits (dividend) for the fiscal year 2003.

7.               Election of members of the Board of Directors

8.               Amendment of article 7 para. 1 of the Articles of Association regarding the election of the members of the Board of Directors and codification of the amended Articles of Association.

In order for shareholders to participate in the Annual General Meeting, they must deposit in the Corporate Office of the Company (9, Fragoklissias Str, Maroussi, Athens, Greece), at least five (5) calendar days before the Annual General Meeting, the relevant certificate of the Central Securities Depository indicating that their shares have been blocked and in case of representation by proxy, the relevant legal documents.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

For further information, shareholders may contact the Company’s Investor Relations Department on +30 210 6183 208 or +30 210 6183 106.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces market capitalisation increase in the MSCI Greece index

Athens, Greece – 13 May 2004 – Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC) has been informed that as part of the Morgan Stanley Capital International Inc. (“MSCI”) Quarterly Structural Change process and the annual full country review, the proportion of Coca Cola HBC’s market capitalization included in the MSCI Greece index has increased.  The change will be effective as of the close of 28 May 2004.

MSCI is a leading provider of equity (international and US), fixed income and hedge fund indices.  They provide global equity indices, which, over the last 30 years, have become the most widely used international equity benchmarks by institutional investors. MSCI constructs global equity benchmark indices that contribute to the investment process by serving as relevant and accurate performance benchmarks and effective research tools, and as the basis for various investment vehicles.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Inquiries should be directed to MSCI Client Services on +44 20 7425 6660

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces resolutions of the Annual General Meeting of shareholders held on
Friday 11 June 2004

Athens, Greece - 11 June 2004 - The Annual General Meeting of the shareholders of Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC, Company) which was held in Athens, Greece on Friday 11 June 2004 passed the following resolutions:

1.               Approved the Management Report of the Board of Directors and the Audit Certificate of the Company’s Chartered Auditor – Accountant on the Company’s Financial Statements and activities for the fiscal year ended 31.12.2003.

2.               Approved the Company’s Annual Financial Statements for the fiscal year ended 31.12.2003 (Balance Sheet, Profit and Loss Account Statement, Appropriation of Profits, Notes to the Financial Statements) and the Consolidated Financial Statements for the same period.

3.               Released the members of the Board of Directors and the Auditors of the Company from any liability for their activity during the fiscal year ended 31.12.2003.

4.               Approved the remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and their services to the Company for the fiscal year 2003 and pre-approved their remuneration for the fiscal year 2004.

5.               Elected PricewaterhouseCoopers as the Certified Auditors for the fiscal year 2004 (1.1.2004 – 31.12.2004) and authorized the Board of Directors to determine their fees.

6.               Approved the distribution of a dividend of euro 0,20 per share for the fiscal year of 2003. The record date for the dividend payment is Friday 11 June 2004. Coca-Cola HBC’s shares will trade ex-dividend on the Athens Exchange as of Monday 14 June 2004.  Τhe Board of Directors was authorized to arrange the dividend payment, which will start soon and will be announced in the press.

7.               Re-elected members of the Board of Directors.

8.               Approved the amendment of article 7 para. 1 of the Articles of Association regarding the election of the members of the Board of Directors and codification of the amended Articles of Association.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

INQUIRES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou Theodore Varelas Thalia Chantziara	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact: Financial Dynamics Brian Maddox Lindsay Hatton	Tel: (+1) 212 850 5600 e-mail: bmaddox@fdmw.com e-mail: lhatton@fd-us.com,

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: June 16, 2004